UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler Signs Significant Installation Vessel Reservation Agreement with an Undisclosed Client, Securing Capacity for Future Projects Worth Up to €700 Million

Copenhagen, 23 May 2024 — Today Cadeler announces the signing of a significant Installation Vessel Reservation Agreement with an Undisclosed Client for upcoming wind farm installation projects. If all options are exercised during the four-year agreement, the agreement would represent the largest deal in Cadeler's history, with the potential value of the projects to be executed under the agreement estimated to be in the range of EUR 400-700 million. The agreement secures the availability of one or more capable vessels from the full versatility of Cadeler’s fleet of wind farm installation vessels, including a newbuild A Class vessel currently under construction. Work is planned to commence in 2027.

Cadeler’s state-of-the-art fleet of vessels for offshore wind farm installation projects will be used for transport and installation of both foundations and wind turbine generators (WTGs), leveraging Cadeler’s fleet to deliver maximum efficiency, synergy, and flexibility. The signing of this reservation agreement emphasizes the growing importance of renewable energy initiatives and Cadeler's pivotal role in driving the transition to renewable offshore wind energy globally.

Mikkel Gleerup, CEO of Cadeler, says: "Our new vessel reservation agreement highlights the crucial role of timely and ambitious vessel reservation strategies and fleet flexibility to meet the fast-growing needs of offshore wind projects worldwide. Cadeler remains committed to accompanying our clients’ needs with innovative solutions and unparalleled service, ensuring the realization of their renewable energy project within budget and on time. Our clients’ success is of the utmost importance – not only for commercial viability, but for our common efforts in pushing the envelope for what’s possible to achieve in offshore wind energy expansion."

The effectiveness of the agreement is contingent upon a successful outcome for the undisclosed client in an upcoming 2024 auction.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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